KAWASAKI HEAVY INDUSTRIES, LTD.
Tokyo Head Office : World Trade Center Bldg 4-1, Hamamatsu-cho, 2-chome, Minatoku, Tokyo 105-6116, Japan
Phone : +81-3-3435- Fax : +81-3-3435-

[redacted]

08006376

December 19, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between October 1, 2008 and December 19, 2008, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Ippei Ohno, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2110, facsimile +81-3-5402-7391, e-mail address: ohno_i@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By ______________________

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

LIST OF DOCUMENTS PUBLISHED BETWEEN Oct.1, 2008 AND Dec.18, 2008

A. ENGLISH LANGUAGE DOCUMENTS

1 . Semiannual Report for the six months ended September 30, 2008.
(Exhibit 1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statements of interim Financial Results and Forecast dated October 31, 2008.
(Exhibit 2, Summary English translation attached)

2. Quarterly Securities Report dated November 13, 2008, which was filed with the Ministry of Finance.
(Exhibit 3, Summary English translation attached)

3. Semiannual Business Report to the shareholders for six months ended September 30, 2007.
(Exhibit 4, Summary English translation attached)

4. Announcement regarding Agreement of Alliance with respect to Wheel Loader Business dated October 31, 2008.
(Exhibit 5, Summary English translation attached)

KAWASAKI HEAVY INDUSTRIES, LTD.

EXHIBIT 1

2008

Semiannual Report

For the six months ended September 30, 2008

Consolidated Financial Highlights

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
For the period:			
Net sales	**¥ 652,924**	¥ 699,540	**$ 6,300,531**
Operating income	**24,353**	39,050	**235,000**
Net income	**12,336**	19,878	**119,039**
Research and development expenses	**17,600**	16,400	**169,835**
Depreciation and amortization	**20,025**	17,642	**193,236**
Net cash provided by operating activities	**8,547**	24,010	**82,476**
Per share (in yen and U.S. dollars):			
Net income	**¥ 7.39**	¥ 11.91	**$ 0.07**
Cash dividends	**—**	—	**—**
At end of the period:			
Total assets	**¥1,360,771**	¥1,322,779	**$13,131,053**
Total net assets	**313,593**	317,627	**3,026,083**
Orders received and outstanding:			
Orders received during the period	**¥ 717,266**	¥ 724,836	**$ 6,921,413**
Order backlog at end of the period	**1,609,684**	1,492,433	**15,532,992**
Number of employees	**31,968**	30,382	

Notes: 1. This semiannual report has been prepared in conformity with generally accepted accounting principles and practices in Japan.
2. All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥103.63 to $1.00, the approximate rate of exchange at September 30, 2008.

Net Sales (Billions of yen)



Apr. 2008—Mar. 2009
652.9
Apr. 2007—Mar. 2008
699.5
801.6
Apr. 2006—Mar. 2007
645.9
792.7
Apr. 2005—Mar. 2006
593.6
728.9
Apr. 2004—Mar. 2005
537.7
703.9
0
500
1,000
1,500
2,000
First half
Second half

Net Income (Billions of yen)



Apr. 2008—Mar. 2009
12.3
Apr. 2007—Mar. 2008
19.9
15.2
Apr. 2006—Mar. 2007
11.4
18.4
Apr. 2005—Mar. 2006
5.2
11.3
Apr. 2004—Mar. 2005
3.4
8.1
0
10
20
30
40
First half
Second half



As concerns rise about the impact of the global financial crisis on the real economy, we asked Tadaharu Ohashi, president of Kawasaki Heavy Industries, Inc., for his views of KHI's performance and prospects going forward.



Tadaharu Ohashi
President

What will be the impact of the global financial crisis and the deterioration in the world economy on the management of KHI's business activities?

It is still not transparent how much the financial crisis will impact the world economy as a whole. However, since overseas sales account for more than half of KHI's sales, if the trend toward deterioration in the world economy continues for a prolonged period, this will have an adverse effect on our performance. Fortunately, however, the KHI Group's businesses supply products that are useful and necessary for society. Therefore, I believe that if we continue our steady efforts to strengthen our position and capabilities for technology and manufacturing, we will be able to overcome the difficulties we are now confronting.

Could you please describe in somewhat more detail what might be some of the effects of the downturn on KHI?

The market environment is clearly becoming more challenging. However, if we examine where we stand now, our Shipbuilding and Rolling Stock & Construction Machinery segments and certain other businesses have sufficient orders for some time into the future. In addition, in our Aerospace segment and jet engine manufacturing business, we are proceeding with preparations for volume production of new aircraft. Of course, our motorcycle, industrial robot, and certain other businesses are susceptible to the effects of the weakening of the world economy, and the markets for their products are shrinking. Nevertheless, looking at the Group as a whole,

we have a sufficient backlog of orders as well as new projects, and we must make sure this work is carried out smoothly.

What is the outlook for KHI's performance for the full fiscal year ending March 31, 2009?

During the first half of the current fiscal year, through the second quarter, we were confronted with weak economic conditions both in Japan and overseas, but we exceeded our target for operating income of ¥23.0 billion. For the full fiscal year, we are concerned about the adverse effects of the sharp appreciation of the yen and the rise in raw material prices as well as further deterioration in the real economy as a result of the global financial crisis. However, our Rolling Stock & Construction Machinery, Gas Turbines & Machinery, Plant & Infrastructure Engineering, and Hydraulic Machinery segments are still holding firm. At the present time, we believe that, if we make the necessary effort, it will be possible for us to meet our management objectives.

The yen has appreciated against both the U.S. dollar and the euro. What is your appraisal of the effects of these currency movements?

Since we have already concluded forward foreign exchange contracts to hedge currency risks for this fiscal year, the impact on net income will be limited. The effect will be greater in the next fiscal year and subsequently, but we also purchase significant amounts of raw materials in dollars and euros, which will reduce our forex exposure. If the yen appreciates, we will take quick action to arrange for forward contracts, and, as an additional measure, we are considering increasing dollar-denominated costs by enhancing overseas procurement and production. We must also consider denominating more of our contracts in yen.

You mentioned the sharp rise in raw materials prices; what countermeasures will you be taking to deal with this?

The first important countermeasure will be reducing costs, but raw materials prices today have risen to such a high level that cost-cutting efforts alone will not suffice. Therefore, we must consider passing the portion of raw material price increases that we cannot absorb through cost reductions on to our product prices. We believe that, while we feel apologetic to our customers, we must ask our customers to bear the higher costs that we have not been able to absorb even by making our strongest cost-reduction efforts. In addition, when we sign long-term contracts, we will do our best to include escalation clauses that will allow us to reflect higher raw material costs in our selling prices.

How is the implementation of the KHI Group's "Global K" medium-term business plan going? It seems that major changes in the market environment might have a substantial impact on your plans.

We are steadily implementing the basic strategies and priority policies of "Global K." There are differences by business unit that depend on the market environment and special features of the businesses

in question, but we are achieving better than anticipated results in our Rolling Stock & Construction Machinery, Gas Turbines & Machinery, Plant & Infrastructure Engineering, and Hydraulic Machinery segments. The remaining businesses have been affected by weakness in their respective markets and the rising in prices of raw materials, but we have not made changes in our long-term strategies and are working to steadily implement our action plans for those businesses and strengthen their operating positions.

Please note that, amid the uncertain and fast-changing environment we are confronting today, we believe it is too early to draw conclusions regarding the final quantitative objectives of our medium-term plan. However, as I noted a moment ago, we are proceeding with the implementation of basic strategies and priority policies. We, therefore, think we can reach our goal of making the leap to become a highly profitable global corporation.

KHI's performance through the end of the second quarter of the fiscal year

During the interim period through the second quarter, uncertainty rose substantially and key trends included the appreciation of the yen against the U.S. dollar, a slump in personal consumption, a decline in private capital investment, and a slowing of exports. In addition, in the world economy, the financial crisis, which was triggered by events in the United States, began to have an impact not only on the world's financial and stock markets but also on the real economy. This impact has also spread to the emerging economies, which, thus far, have shown strong economic performance, and uncertainties have arisen about the future course of the global economy.

Amid these trends, performance of the KHI Group remained firm, supported by continued robustness in the Rolling Stock & Construction Machinery and Hydraulic Machinery segments. However, sales and profits declined in comparison with the same interim period of the previous year as the appreciation of the yen and the downturn in the European and U.S. markets had an adverse impact on KHI's Consumer Products & Machinery segment, and the Aerospace segment experienced a temporary lull between major projects. As a result, net sales for the interim period declined ¥46.6 billion, or 6.7% from the same period of the previous fiscal year, to ¥652.9 billion, operating income decreased ¥14.7 billion, or 37.6%, to ¥24.4 billion, and net income declined ¥7.5 billion, or 37.9%, to ¥12.3 billion.

Shipbuilding

The Shipbuilding segment secured orders for one LPG carrier, five bulk carriers and other items during the interim period, amounting in total to ¥58.4 billion; this was ¥27.2 billion, or 31.7%, lower than for the same interim period of the previous fiscal year, when a large number of orders for bulk carriers were obtained.

Sales decreased ¥23.7 billion, or 30.6%, to ¥53.7 billion, mainly due to a decline in the number of ships included in sales. Operating income was down ¥2.0 billion, or 88.8%, to ¥0.3 billion, because of the impact of the decline in sales and a sharp rise in raw material prices.



LNG carrier *ENERGY NAVIGATOR*

Rolling Stock & Construction Machinery

Orders received during the interim period increased ¥14.5 billion, or 11.9% over the same period of the previous fiscal year, to ¥136.1 billion, as a result of the placement of new orders for Shinkansen trains, commuter trains, locomotives, and others by the Japan Railways companies and others.

Despite a decrease in sales of construction machinery to the North American market, overall sales rose ¥13.4 billion, or 19.1%, to ¥83.7 billion, as sales of rolling stock to overseas customers increased.

Operating income rose ¥5.9 billion, or 508.4%, to ¥7.1 billion, along with the rise in sales of this segment.



Series 3000 commuter train for Keihan Electric Railway Co., Ltd.

Aerospace

Orders received decreased ¥15.4 billion, or 20.8%, to ¥58.4 billion, despite additional orders from the Boeing Company for component parts for Boeing 777 and 767 passenger aircraft.

Sales declined ¥23.0 billion, or 19.4%, to ¥95.3 billion, because of the combination of lower sales to Japan's Ministry of Defense, the appreciation of the yen against the U.S. dollar, and other factors.

Operating income was down ¥10.1 billion, or 94.8%, to ¥0.6 billion, owing to the decline in sales and higher costs, including losses on revaluation of inventories.



XP-1, the next maritime patrol aircraft

Gas Turbines & Machinery

In comparison with the interim period of the previous fiscal year, orders rose ¥25.8 billion, or 27.6%, to ¥119.4 billion, reflecting increased orders from customers in Japan and overseas for gas turbine power generators, diesel engines for ships, and diesel generators as well as ship propulsion systems and other machinery.

Sales rose ¥7.5 billion, or 8.9%, to ¥91.8 billion, because of higher sales of diesel engines for ships and other products.

Operating income, however, decreased ¥0.9 billion, or 16.0%, to ¥4.8 billion, in spite of the increase in sales because of the impact of higher raw material prices, the reporting of losses on the revaluation of inventories, and other factors.



Offshore gas compression module shipped to Korea National Oil Corporation (KNOC)

Plant & Infrastructure Engineering

Orders for the interim period, which included various types of industrial plants and LNG tank storage facilities, were ¥7.5 billion, or 18.0% higher than for the same period of the previous year, and amounted to ¥49.0 billion.

Despite an increase in sales of cement plants to overseas customers, sales overall decreased ¥3.0 billion, or 6.0%, to ¥46.7 billion, owing to the drop in revenues from municipal refuse incineration plants and bridges.

Operating income, however, rose ¥3.3 billion, or 233.5%, to ¥4.7 billion, because of an improvement in margins along with the Company's policy of greater selectivity in acceptance of orders and other factors.



Coal ash ship loading facility for Tohoku Electric Power Co., Inc.

Consumer Products & Machinery

As a consequence of decreased sales of motorcycles in North America and Europe, lower revenues from industrial robots sold to the semiconductor manufacturing industry, the appreciation of the yen against the U.S. dollar, and other circumstances, sales of this segment fell ¥34.9 billion, or 16.4%, to ¥177.6 billion.

Operating income declined ¥12.0 billion, or 97.5%, to ¥0.3 billion, as a consequence of the decrease in sales.



Ninja ZX-10R

Hydraulic Machinery

Orders for the interim period rose ¥11.1 billion, or 25.1% over the same period of the previous year, to ¥55.1 billion, mainly owing to increased sales to the construction machinery industry.

Sales rose ¥7.3 billion, or 18.3%, to ¥47.3 billion, as sales to the construction machinery industry remained at a high level.

Operating income rose ¥1.1 billion, or 29.1%, to ¥5.0 billion, accompanying the gain in sales.



Hydraulic pump

Other

Orders increased ¥11.0 billion, or ¥21.1%, to ¥63.2 billion.

Sales of this segment rose ¥9.7 billion, or 20.5%, to ¥56.8 billion, and operating income expanded ¥0.5 billion, or 40.2%, to ¥1.8 billion.

Financial Condition

Total assets at the end of the interim period amounted to ¥1,360.8 billion, ¥18.0 billion lower than at the conclusion of the previous fiscal year on March 31, 2008. Although work in progress continued to increase along with a high level of orders received, declines were posted in notes and accounts receivable due to the collection of customers' outstanding obligations.

Total liabilities decreased ¥12.6 billion, to ¥1,047.2 billion. While advances from customers and borrowings increased, these items were more than offset by declines in notes and accounts payable as well as other factors.

Net assets posted a decline of ¥5.4 billion, to ¥313.6 billion, mainly because of a decrease in net unrealized gains on securities accompanying the drop in stock market prices.

Condensed Consolidated Balance Sheets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of September 30 and March 31, 2008 and September 30, 2007

	Millions of yen			Thousands of U.S. dollars
	September 30, 2008 *(unaudited)*	*March 31, 2008*	*September 30, 2007* *(unaudited)*	**September 30, 2008** *(unaudited)*
Assets:				
Current assets:				
Cash on hand and in banks	**¥ 29,898**	¥ 39,875	¥ 23,177	**$ 288,507**
Receivables, less allowance	**354,549**	433,155	389,823	**3,421,297**
Inventories	**495,400**	439,310	444,517	**4,780,469**
Other current assets	**69,793**	69,942	61,236	**673,483**
Total current assets	**949,640**	982,282	918,753	**9,163,756**
Investments and long-term loans, less allowance	**72,164**	79,675	103,417	**696,362**
Net property, plant and equipment	**275,726**	259,927	258,527	**2,660,677**
Intangible and other assets	**63,241**	56,886	42,082	**610,258**
Total assets	**¥1,360,771**	¥1,378,770	¥1,322,779	**$13,131,053**
Liabilities and net assets:				
Current liabilities:				
Short-term borrowings and current portion of long-term debt	**¥ 156,103**	¥ 137,681	¥ 147,888	**$ 1,506,350**
Payables	**380,030**	431,000	372,216	**3,667,181**
Advances from customers	**145,416**	124,679	138,683	**1,403,223**
Other current liabilities	**119,752**	131,181	110,133	**1,155,573**
Total current liabilities	**801,301**	824,541	768,920	**7,732,327**
Long-term liabilities:				
Long-term debt, less current portion	**145,298**	138,766	143,356	**1,402,084**
Others	**100,579**	96,425	92,876	**970,559**
Total long-term liabilities	**245,877**	235,191	236,232	**2,372,643**
Net assets:				
Common stock	**104,329**	104,329	104,265	**1,006,745**
Capital surplus	**54,289**	54,291	54,252	**523,873**
Retained earnings	**154,901**	151,401	137,454	**1,494,752**
Treasury stock	**(469)**	(460)	(55)	**(4,526)**
Net unrealized gains on securities	**4,787**	10,292	23,148	**46,193**
Gains/losses on hedging items	**4,107**	5,217	(150)	**39,631**
Foreign currency translation adjustments	**(14,137)**	(11,878)	(7,041)	**(136,418)**
Minority interests	**5,786**	5,846	5,754	**55,833**
Total net assets	**313,593**	319,038	317,627	**3,026,083**
Total liabilities and net assets	**¥1,360,771**	¥1,378,770	¥1,322,779	**$13,131,053**

Condensed Consolidated Statements of Income

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries

For the six months ended September 30, 2008 and 2007 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Net sales	¥652,924	¥699,540	$6,300,531
Cost of sales	547,663	582,117	5,284,792
Gross profit	105,261	117,423	1,015,739
Selling, general and administrative expenses	80,908	78,373	780,739
Operating income	24,353	39,050	235,000
Other income (expenses):			
Interest and dividend income	2,501	2,468	24,134
Equity in income of unconsolidated subsidiaries and affiliates	3,311	2,331	31,950
Interest expense	(3,429)	(3,859)	(33,089)
Other, net	(1,183)	(8,153)	(11,416)
Income before income taxes and minority interests	25,553	31,837	246,579
Income taxes	(12,589)	(11,470)	(121,480)
Minority interests in net income of consolidated subsidiaries	(682)	(489)	(6,060)
Net income	¥ 12,336	¥ 19,878	$ 119,039

For the three months ended September 30, 2008 (unaudited)

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Net sales	¥350,392	$3,381,183
Cost of sales	293,220	2,829,489
Gross profit	57,172	551,694
Selling, general and administrative expenses	41,319	398,717
Operating income	15,853	152,977
Other income (expenses):		
Interest and dividend income	855	8,251
Equity in income of unconsolidated subsidiaries and affiliates	1,956	18,875
Interest expense	(1,579)	(15,237)
Other, net	(6,357)	(61,344)
Income before income taxes and minority interests	10,728	103,522
Income taxes	(6,134)	(59,191)
Minority interests in net income of consolidated subsidiaries	(360)	(3,474)
Net income	¥ 4,234	$ 40,857

Condensed Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the six months ended September 30, 2008 and 2007 (unaudited)

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Cash flows from operating activities:			
Income before income taxes and minority interests	**¥25,553**	¥31,837	**$246,579**
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**20,025**	17,642	**193,236**
Decrease in assets	**22,602**	33,312	**218,103**
Decrease in liabilities	**(41,356)**	(30,659)	**(399,074)**
Other	**(18,277)**	(28,122)	**(176,368)**
Net cash provided by operating activities	**8,547**	24,010	**82,476**
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	**(30,787)**	(23,964)	**(297,086)**
Acquisition of investments in securities	**(24)**	(1,111)	**(232)**
Other	**1,227**	4,885	**11,841**
Net cash used for investing activities	**(29,584)**	(20,190)	**(285,477)**
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	**20,381**	(5,369)	**196,671**
Proceeds from long-term debt	**21,008**	3,220	**202,721**
Repayment of long-term debt	**(20,910)**	(10,108)	**(201,776)**
Other	**(8,636)**	(8,544)	**(83,334)**
Net cash provided by (used for) financing activities	**11,843**	(20,801)	**114,282**
Effect of exchange rate changes	**(359)**	413	**(3,465)**
Net decrease in cash and cash equivalents	**(9,553)**	(16,568)	**(92,184)**
Cash and cash equivalents at beginning of the period	**38,169**	39,229	**368,320**
Increase in cash and cash equivalents due to changes in fiscal period of consolidated subsidiaries	**—**	158	**—**
Cash and cash equivalents at end of the period	**¥28,616**	¥22,819	**$276,136**

(a) Information by industry segment

	Millions of yen				
	2008				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income*
Shipbuilding	**¥ 53,735**	**¥ 906**	**¥ 54,641**	**¥ 54,383**	**¥ 258**
Rolling Stock & Construction Machinery	**83,679**	**730**	**84,409**	**77,345**	**7,064**
Aerospace	**95,291**	**810**	**96,101**	**95,541**	**560**
Gas Turbines & Machinery	**91,790**	**8,485**	**100,275**	**95,490**	**4,785**
Plant & Infrastructure Engineering	**46,692**	**5,170**	**51,862**	**47,169**	**4,693**
Consumer Products & Machinery	**177,622**	**3,661**	**181,283**	**180,981**	**302**
Hydraulic Machinery	**47,297**	**4,356**	**51,653**	**46,608**	**5,045**
Other	**56,818**	**19,488**	**76,306**	**74,488**	**1,818**
Total	**652,924**	**43,606**	**696,530**	**672,005**	**24,525**
Eliminations	**—**	**(43,606)**	**(43,606)**	**(43,434)**	**(172)**
Consolidated total	**¥652,924**	**¥ —**	**¥652,924**	**¥628,571**	**¥24,353**

	Millions of yen				
	2007				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income*
Shipbuilding	¥ 77,480	¥ 932	¥ 78,412	¥ 76,111	¥ 2,301
Rolling Stock & Construction Machinery	70,244	591	70,835	69,674	1,161
Aerospace	118,247	868	119,115	108,422	10,693
Gas Turbines & Machinery	84,289	6,322	90,611	84,917	5,694
Plant & Infrastructure Engineering	49,647	6,802	56,449	55,043	1,407
Consumer Products & Machinery	212,512	2,577	215,089	202,769	12,320
Hydraulic Machinery	39,977	4,254	44,231	40,324	3,908
Other	47,144	18,024	65,168	63,868	1,297
Total	699,540	40,370	739,910	701,128	38,781
Eliminations	—	(40,370)	(40,370)	(40,638)	269
Consolidated total	¥699,540	¥ —	¥699,540	¥660,490	¥39,050

	Thousands of U.S. dollars				
	2008				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income*
Shipbuilding	**$ 518,527**	**$ 8,743**	**$ 527,270**	**$ 524,780**	**$ 2,490**
Rolling Stock & Construction Machinery	**807,479**	**7,044**	**814,523**	**746,357**	**68,166**
Aerospace	**919,531**	**7,816**	**927,347**	**921,943**	**5,404**
Gas Turbines & Machinery	**885,747**	**81,878**	**967,625**	**921,451**	**46,174**
Plant & Infrastructure Engineering	**450,565**	**49,889**	**500,454**	**455,167**	**45,287**
Consumer Products & Machinery	**1,714,002**	**35,328**	**1,749,330**	**1,746,415**	**2,915**
Hydraulic Machinery	**456,403**	**42,034**	**498,437**	**449,755**	**48,682**
Other	**548,277**	**188,053**	**736,330**	**718,789**	**17,541**
Total	**6,300,531**	**420,785**	**6,721,316**	**6,484,657**	**236,659**
Eliminations	**—**	**(420,785)**	**(420,785)**	**(419,126)**	**(1,659)**
Consolidated total	**$6,300,531**	**$ —**	**$6,300,531**	**$6,065,531**	**$235,000**

(b) Information by geographic area

	Millions of yen				
	2008				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	**¥465,767**	**¥119,156**	**¥584,923**	**¥567,873**	**¥17,050**
North America	**106,348**	**12,944**	**119,292**	**120,529**	**(1,237)**
Europe	**56,119**	**2,539**	**58,658**	**57,558**	**1,100**
Asia	**19,857**	**19,299**	**39,156**	**37,239**	**1,917**
Other areas	**4,833**	**123**	**4,956**	**4,651**	**305**
Total	**652,924**	**154,061**	**806,985**	**787,850**	**19,135**
Eliminations	**—**	**(154,061)**	**(154,061)**	**(159,279)**	**5,218**
Consolidated total	**¥652,924**	**¥ —**	**¥652,924**	**¥628,571**	**¥24,353**

	Millions of yen				
	2007				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	¥491,024	¥143,302	¥634,326	¥595,440	¥38,886
North America	118,166	12,691	130,857	134,404	(3,547)
Europe	72,010	2,334	74,344	71,413	2,931
Asia	13,863	11,683	25,546	24,724	822
Other areas	4,477	118	4,595	4,493	102
Total	699,540	170,128	869,668	830,474	39,194
Eliminations	—	(170,128)	(170,128)	(169,984)	(144)
Consolidated total	¥699,540	¥ —	¥699,540	¥660,490	¥39,050

	Thousands of U.S. dollars				
	2008				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	**$4,494,519**	**$1,149,821**	**$5,644,340**	**$5,479,813**	**$164,527**
North America	**1,026,228**	**126,906**	**1,151,134**	**1,163,071**	**(11,937)**
Europe	**541,532**	**24,501**	**566,033**	**555,418**	**10,615**
Asia	**191,614**	**186,230**	**377,844**	**359,346**	**18,498**
Other areas	**46,638**	**1,187**	**47,825**	**44,880**	**2,945**
Total	**6,300,531**	**1,486,645**	**7,787,176**	**7,602,528**	**184,648**
Eliminations	**—**	**(1,486,645)**	**(1,486,645)**	**(1,536,977)**	**50,352**
Consolidated total	**$6,300,531**	**$ —**	**$6,300,531**	**$6,065,531**	**$235,000**

(c) Overseas sales

	Millions of yen	*%*	*Millions of yen*	*%*	*Thousands of U.S. dollars*
	2008		*2007*		***2008***
	Overseas sales	*% of net sales*	*Overseas sales*	*% of net sales*	*Overseas sales*
North America	**¥148,385**	**22.8%**	¥162,065	23.1%	**$1,431,873**
Europe	**68,378**	**10.4%**	81,694	11.6%	**659,828**
Asia	**74,082**	**11.3%**	64,742	9.3%	**714,870**
Other areas	**71,595**	**11.0%**	77,624	11.1%	**690,872**
Total	**¥362,440**	**55.5%**	¥386,125	55.1%	**$3,497,443**

Net Sales, Orders and Order Backlog by Industry Segment

For the six months ended September 30, 2008 and 2007 (unaudited)

	Millions of yen		*Thousands of U.S. dollars*
	2008	2007	**2008**
Net sales:			
Shipbuilding	**¥ 53,735**	¥ 77,480	**$ 518,527**
Rolling Stock & Construction Machinery	**83,679**	70,244	**807,479**
Aerospace	**95,291**	118,247	**919,531**
Gas Turbines & Machinery	**91,790**	84,289	**885,747**
Plant & Infrastructure Engineering	**46,692**	49,647	**450,565**
Consumer Products & Machinery	**177,622**	212,512	**1,714,002**
Hydraulic Machinery	**47,297**	39,977	**456,403**
Other	**56,818**	47,144	**548,277**
Total	**¥652,924**	¥699,540	**$6,300,531**
Orders received:			
Shipbuilding	**¥ 58,444**	¥ 85,631	**$ 563,968**
Rolling Stock & Construction Machinery	**136,098**	121,605	**1,313,307**
Aerospace	**58,366**	73,726	**563,215**
Gas Turbines & Machinery	**119,369**	93,527	**1,151,877**
Plant & Infrastructure Engineering	**49,032**	41,557	**473,145**
Consumer Products & Machinery	**177,622**	212,512	**1,714,002**
Hydraulic Machinery	**55,098**	44,040	**531,680**
Other	**63,237**	52,238	**610,219**
Total	**¥717,266**	¥724,836	**$6,921,413**

	Millions of yen			*Thousands of U.S. dollars*
	As of September 30, 2008	*As of March 31, 2008*	*As of September 30, 2007*	***As of September 30, 2008***
Order backlog:				
Shipbuilding	**¥ 421,518**	¥ 414,176	¥ 320,643	**$ 4,067,529**
Rolling Stock & Construction Machinery	**484,027**	431,377	492,077	**4,670,723**
Aerospace	**215,310**	248,332	241,623	**2,077,680**
Gas Turbines & Machinery	**278,576**	245,962	224,028	**2,688,179**
Plant & Infrastructure Engineering	**137,506**	135,288	163,996	**1,326,894**
Consumer Products & Machinery	**—**	—	—	**—**
Hydraulic Machinery	**37,117**	29,317	25,072	**358,168**
Other	**35,630**	29,211	24,994	**343,819**
Total	**¥1,609,684**	¥1,533,663	¥1,492,433	**$15,532,992**

Kawasaki

Kawasaki Corporate Data

(As of September 30, 2008)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥104,328,628,664

Number of Shares Issued: 1,669,629,122

Number of Shareholders: 172,696

Number of Employees: 31,968

This report was printed on recycled paper using the waterless printing process, which emits no harmful chemicals, and soy-based ink, which is made from plant material that emits only low levels of volatile organic chemicals.

Printed in Japan

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Method of Publication of Notices:
http://www.khi.co.jp
The method of publication of notices of the Corporation shall be made electronically. Provided, if the Corporation is unable to make an electronic publication of notice due to an accident or other unavoidable reason, the notice shall be inserted in the *Nihon Keizai Shimbun*.

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
KPMG AZSA & Co.
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded in the over-the-counter (OTC) market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York Mellon
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-866-680-6825
U.S. Toll Free: 888-269-2377
(888-BNY-ADRS)
http://adrbnymellon.com

KHI Web Site at: http://www.khi.co.jp

Kawasaki

October 31, 2008
(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS

For six months ended September 30, 2008 and 2007 and one year ended March 31, 2008

Operating results

	Millions of yen				Thousands of U.S. dollars	
	Six months ended Sep. 30, 2008		Six months ended Sep. 30, 2007		*Six months ended Sep. 30, 2008*	
Net sales	¥	**652,924**	¥	699,540	$	*6,300,531*
Operating income		**24,353**		39,050		*235,000*
Net income		**12,336**		19,878		*119,039*
Earnings per share (Yen)		**7.4**		11.9		-

Financial condition

	Millions of yen / Thousands of U.S. dollars				
	Total assets		Net assets		Ratio of net assets to total assets
As of September 30, 2008	¥	**1,360,771**	¥	**313,593**	**23%**
As of March 31, 2008		1,378,770		319,038	23%
As of September 30, 2008	$	*13,131,053*	$	*3,026,083*	–

	Yen / U.S. dollars		Thousand shares
	Net assets per share		Number of shares issued and outstanding
As of September 30, 2008	¥	**184.5**	**1,668,264**
As of March 31, 2008		187.7	1,668,305
As of September 30, 2008	$	*1.78*	–

Cash flows

	Millions of yen				Thousands of U.S. dollars	
	Six months ended Sep. 30, 2008		Six months ended Sep. 30, 2007		*Six months ended Sep. 30, 2008*	
Operating activities	¥	**8,547**	¥	24,010	$	*82,476*
Investing activities		**(29,584)**		(20,190)		*(285,477)*
Financing activities		**11,843**		(20,801)		*114,282*
Cash and cash equivalents at end of term		**28,616**		22,819		*276,136*

Fiscal year forecast

	Millions of yen			
	Net sales		Net income	
One year ending March 31, 2009	¥	1,450,000	¥	26,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥103.63=$1, the rate prevailing as of September 30, 2008, solely for the convenience of the readers.

Condensed Consolidated Balance Sheets

As of September 30 and March 31, 2008

	Millions of yen		Thousands of U.S. dollars
	As of Sep. 30, 2008	As of Mar. 31, 2008	As of Sep. 30, 2008
Assets :			
Current assets :			
Cash on hand and in banks	¥ 29,898	¥ 39,875	$ 288,507
Receivables, less allowance	354,549	433,155	3,421,297
Inventories	495,400	439,310	4,780,469
Other current assets	69,793	69,942	673,483
Total current assets	949,640	982,282	9,163,756
Investments and long-term loans less allowance	72,164	79,675	696,362
Net property, plant and equipment	275,726	259,927	2,660,677
Intangible and other assets	63,241	56,886	610,258
Total assets	¥ 1,360,771	¥ 1,378,770	$ 13,131,053
Liabilities and net assets :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ 156,103	¥ 137,681	$ 1,506,350
Payables	380,030	431,000	3,667,181
Advances from customers	145,416	124,679	1,403,223
Other current liabilities	119,752	131,181	1,155,573
Total current liabilities	801,301	824,541	7,732,327
Long-term liabilities :			
Long-term debt, less current portion	145,298	138,766	1,402,084
Others	100,579	96,425	970,559
Total long-term liabilities	245,877	235,191	2,372,643
Net assets :			
Common stock	104,329	104,329	1,006,745
Capital surplus	54,289	54,291	523,873
Retained earnings	154,901	151,401	1,494,752
Treasury stock	(469)	(460)	(4,526)
Net unrealized gains on securities	4,787	10,292	46,193
Gains/losses on hedging items	4,107	5,217	39,631
Foreign currency translation adjustments	(14,137)	(11,878)	(136,418)
Minority interests	5,786	5,846	55,833
Total net assets	313,593	319,038	3,026,083
Total liabilities and net assets	¥ 1,360,771	¥ 1,378,770	$ 13,131,053

Condensed Consolidated Statements of Income

For six months ended September 30, 2008 and 2007

	Millions of yen		%	Thousands of U.S. dollars
	Six months ended Sep. 30, 2008	Six months ended Sep. 30, 2007	**Change**	*Six months ended Sep. 30, 2008*
Net sales	¥ 652,924	¥ 699,540	-7%	$ 6,300,531
Cost of sales	547,663	582,117		5,284,792
Gross profit	105,261	117,423		1,015,739
Selling, general and administrative expenses	80,908	78,373		780,739
Operating income	24,353	39,050	-38%	235,000
Other income (expenses) :				
Interest and dividend income	2,501	2,468		24,134
Equity in income of unconsolidated subsidiaries and affiliates	3,311	2,331		31,950
Interest expense	(3,429)	(3,859)		(33,089)
Other, net	(1,183)	(8,153)		(11,416)
Income before income taxes and minority interests	25,553	31,837	-20%	246,579
Income taxes	(12,589)	(11,470)		(121,480)
Minority interests in net income of consolidated subsidiaries	(628)	(489)		(6,060)
Net income	¥ 12,336	¥ 19,878	-38%	$ 119,039

For three months ended September 30, 2008

	Millions of yen	Thousands of U.S. dollars
	Three months ended Sep. 30, 2008	*Three months ended Sep. 30, 2008*
Net sales	¥ 350,392	$ 3,381,183
Cost of sales	293,220	2,829,489
Gross profit	57,172	551,694
Selling, general and administrative expenses	41,319	398,717
Operating income	15,853	152,977
Other income (expenses) :		
Interest and dividend income	855	8,251
Equity in income of unconsolidated subsidiaries and affiliates	1,956	18,875
Interest expense	(1,579)	(15,237)
Other, net	(6,357)	(61,344)
Income before income taxes and minority interests	10,728	103,522
Income taxes	(6,134)	(59,191)
Minority interests in net income of consolidated subsidiaries	(360)	(3,474)
Net income	¥ 4,234	$ 40,857

Condensed Consolidated Statements of Cash Flows

(Consolidated)

For six months ended September 30, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars
	Six months ended Sep. 30, 2008	Six months ended *Sep. 30, 2007*	*Six months ended Sep. 30, 2008*
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ **25,553**	¥ 31,837	$ *246,579*
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**20,025**	17,642	*193,236*
Decrease in assets	**22,602**	33,312	*218,103*
Decrease in liabilities	**(41,356)**	(30,659)	*(399,074)*
Other	**(18,277)**	(28,122)	*(176,368)*
Net cash provided by operating activities	¥ **8,547**	¥ 24,010	$ *82,476*
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	**(30,787)**	(23,964)	*(297,086)*
Acquisition of investments in securities	**(24)**	(1,111)	*(232)*
Other	**1,227**	4,885	*11,841*
Net cash used for investing activities	¥ **(29,584)**	¥ (20,190)	$ *(285,477)*
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	**20,381**	(5,369)	*196,671*
Proceeds from long-term debt	**21,008**	3,220	*202,721*
Repayment of long-term debt	**(20,910)**	(10,108)	*(201,776)*
Other	**(8,636)**	(8,544)	*(83,334)*
Net cash provided by (used for) financing activities	¥ **11,843**	¥ (20,801)	$ *114,282*
Effect of exchange rate changes	**(359)**	413	*(3,465)*
Net decrease in cash and cash equivalents	**(9,553)**	(16,568)	*(92,184)*
Cash and cash equivalents at beginning of year	**38,169**	39,229	*368,320*
Increase in cash and cash equivalents due to changes in fiscal period of consolidated subsidiaries	**-**	158	*-*
Cash and cash equivalents at end of year	¥ **28,616**	¥ 22,819	$ *276,136*

Segment information

(a) Information by industry segment

	Millions of yen				
	Six months ended September 30, 2008				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 53,735	¥ 906	¥ 54,641	¥ 54,383	¥ 258
Rolling Stock & Construction Machinery	83,679	730	84,409	77,345	7,064
Aerospace	95,291	810	96,101	95,541	560
Gas Turbines & Machinery	91,790	8,485	100,275	95,490	4,785
Plant & Infrastructure Engineering	46,692	5,170	51,862	47,169	4,693
Consumer products & Machinery	177,622	3,661	181,283	180,981	302
Hydraulic Machinery	47,297	4,356	51,653	46,608	5,045
Other	56,818	19,488	76,306	74,488	1,818
Total	652,924	43,606	696,530	672,005	24,525
Eliminations	-	(43,606)	(43,606)	(43,434)	(172)
Consolidated total	¥ 652,924	¥ -	¥ 652,924	¥ 628,571	¥ 24,353

	Millions of yen				
	Six months ended September 30, 2007				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Shipbuilding	¥ 77,480	¥ 932	¥ 78,412	¥ 76,111	¥ 2,301
Rolling Stock & Construction Machinery	70,244	591	70,835	69,674	1,161
Aerospace	118,247	868	119,115	108,422	10,693
Gas Turbines & Machinery	84,289	6,322	90,611	84,917	5,694
Plant & Infrastructure Engineering	49,647	6,802	56,449	55,043	1,407
Consumer products & Machinery	212,512	2,577	215,089	202,769	12,320
Hydraulic Machinery	39,977	4,254	44,231	40,324	3,908
Other	47,144	18,024	65,168	63,868	1,297
Total	699,540	40,370	739,910	701,128	38,781
Eliminations	-	(40,370)	(40,370)	(40,638)	269
Consolidated total	¥ 699,540	¥ -	¥ 699,540	¥ 660,490	¥ 39,050

	Thousands of U.S. dollars				
	Six months ended September 30, 2008				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Shipbuilding	$ 518,527	$ 8,743	$ 527,270	$ 524,780	$ 2,490
Rolling Stock & Construction Machinery	807,479	7,044	814,523	746,357	68,166
Aerospace	919,531	7,816	927,347	921,943	5,404
Gas Turbines & Machinery	885,747	81,878	967,625	921,451	46,174
Plant & Infrastructure Engineering	450,565	49,889	500,454	455,167	45,287
Consumer products & Machinery	1,714,002	35,328	1,749,330	1,746,415	2,915
Hydraulic Machinery	456,403	42,034	498,437	449,755	48,682
Other	548,277	188,053	736,330	718,789	17,541
Total	6,300,531	420,785	6,721,316	6,484,657	236,659
Eliminations	-	(420,785)	(420,785)	(419,126)	(1,659)
Consolidated total	$ 6,300,531	$ -	$ 6,300,531	$ 6,065,531	$ 235,000

(b) Information by geographic area

	Millions of yen				
	Six months ended September 30, 2008				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 465,767	¥ 119,156	¥ 584,923	¥ 567,873	¥ 17,050
North America	106,348	12,944	119,292	120,529	(1,237)
Europe	56,119	2,539	58,658	57,558	1,100
Asia	19,857	19,299	39,156	37,239	1,917
Other Areas	4,833	123	4,956	4,651	305
Total	652,924	154,061	806,985	787,850	19,135
Eliminations	-	(154,061)	(154,061)	(159,279)	5,218
	¥ 652,924	¥ -	¥ 652,924	¥ 628,571	¥ 24,353

	Millions of yen				
	Six months ended September 30, 2007				
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)
Japan	¥ 491,024	¥ 143,302	¥ 634,326	¥ 595,440	¥ 38,886
North America	118,166	12,691	130,857	134,404	(3,547)
Europe	72,010	2,334	74,344	71,413	2,931
Asia	13,863	11,683	25,546	24,724	822
Other Areas	4,477	118	4,595	4,493	102
Total	699,540	170,128	869,668	830,474	39,194
Eliminations	-	(170,128)	(170,128)	(169,984)	(144)
Consolidated total	¥ 699,540	¥ -	¥ 699,540	¥ 660,490	¥ 39,050

	Thousands of U.S. dollars				
	Six months ended September 30, 2008				
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*
Japan	*$ 4,494,519*	*$ 1,149,821*	*$ 5,644,340*	*$ 5,479,813*	*$ 164,527*
North America	*1,026,228*	*124,906*	*1,151,134*	*1,163,071*	*(11,937)*
Europe	*541,532*	*24,501*	*566,033*	*555,418*	*10,615*
Asia	*191,614*	*186,230*	*377,844*	*359,346*	*18,498*
Other Areas	*46,638*	*1,187*	*47,825*	*44,880*	*2,945*
Total	*6,300,531*	*1,486,645*	*7,787,176*	*7,602,528*	*184,648*
Eliminations	*-*	*(1,486,645)*	*(1,486,645)*	*(1,536,997)*	*50,352*
Consolidated total	*$ 6,300,531*	*$ -*	*$ 6,300,531*	*$ 6,065,531*	*$ 235,000*

(c) Overseas sales

	Millions of yen				*Thousands of U.S. dollars*
	Six months ended Sep. 30, 2008		Six months ended Sep. 30, 2007		*Six months ended Sep. 30, 2008*
	Overseas sales	% against net sales	Overseas sales	% against net sales	*Overseas sales*
North America	¥ 148,385	22.8%	¥ 162,065	23.1%	*$ 1,431,873*
Europe	68,378	10.4%	81,694	11.6%	*659,828*
Asia	74,082	11.3%	64,742	9.3%	*714,870*
Other Areas	71,595	11.0%	77,624	11.1%	*690,872*
Total	¥ 362,440	55.5%	¥ 386,125	55.1%	*$ 3,497,443*

Net sales, orders and order backlog by industry segment

For six months ended September 30, 2008 and 2007

	Millions of yen							Thousands of U.S. dollars	
	Six months ended Sep. 30, 2008			Six months ended Sep. 30, 2007			**% Change**	*Six months ended Sep. 30, 2008*	
Net sales :									
Shipbuilding	¥	**53,735**	**(8%)**	¥	77,480	(11%)	**-31%**	$	518,527
Rolling Stock & Construction Machinery		**83,679**	**(13%)**		70,244	(10%)	**+19%**		807,479
Aerospace		**95,291**	**(15%)**		118,247	(17%)	**-19%**		919,531
Gas Turbines & Machinery		**91,790**	**(14%)**		84,289	(12%)	**+9%**		885,747
Plant & Infrastructure Engineering		**46,692**	**(7%)**		49,647	(7%)	**-6%**		450,565
Consumer products & Machinery		**177,622**	**(27%)**		212,512	(30%)	**-16%**		1,714,002
Hydraulic Machinery		**47,297**	**(7%)**		39,977	(6%)	**+18%**		456,403
Other		**56,818**	**(9%)**		47,144	(7%)	**+21%**		548,277
Total	¥	**652,924**	**(100%)**	¥	699,540	(100%)	**-7%**	$	6,300,531
Orders :									
Shipbuilding	¥	**58,444**	**(8%)**	¥	85,631	(12%)	**-32%**	$	563,968
Rolling Stock & Construction Machinery		**136,098**	**(19%)**		121,605	(17%)	**+12%**		1,313,307
Aerospace		**58,366**	**(8%)**		73,726	(10%)	**-21%**		563,215
Gas Turbines & Machinery		**119,369**	**(17%)**		93,527	(13%)	**+28%**		1,151,877
Plant & Infrastructure Engineering		**49,032**	**(7%)**		41,557	(6%)	**+18%**		473,145
Consumer products & Machinery		**177,622**	**(25%)**		212,512	(29%)	**-16%**		1,714,002
Hydraulic Machinery		**55,098**	**(8%)**		44,040	(6%)	**+25%**		531,680
Other		**63,237**	**(8%)**		52,238	(7%)	**+21%**		610,219
Total	¥	**717,266**	**(100%)**	¥	724,836	(100%)	**-1%**	$	6,921,413

	Millions of yen							Thousands of U.S. dollars	
	As of Sep. 30, 2008			As of Mar. 31, 2008			**% Change**	*As of Sep. 30, 2008*	
Order backlog :									
Shipbuilding	¥	**421,518**	**(26%)**	¥	414,176	(27%)	**+2%**	$	4,067,529
Rolling Stock & Construction Machinery		**484,027**	**(30%)**		431,377	(28%)	**+12%**		4,670,723
Aerospace		**215,310**	**(13%)**		248,332	(16%)	**-13%**		2,077,680
Gas Turbines & Machinery		**278,576**	**(17%)**		245,962	(16%)	**+13%**		2,688,179
Plant & Infrastructure Engineering		**137,506**	**(9%)**		135,288	(9%)	**+2%**		1,326,894
Consumer products & Machinery		**-**	**(- %)**		-	(-%)	**-%**		-
Hydraulic Machinery		**37,117**	**(2%)**		29,317	(2%)	**+27%**		358,168
Other		**35,630**	**(3%)**		29,211	(2%)	**+22%**		343,819
Total	¥	**1,609,684**	**(100%)**	¥	1,533,663	(100%)	**+5%**	$	15,532,992

EXHIBIT 3

(Brief description)

Quarterly Securities Report dated November 13, 2008

Quarterly Securities Report for the period from April 1st, 2008 to September 30th, 2008, describing the Corporation's capital, management, business, financial statements for the six months and other matters concerning the Corporation.

[Contents]

I. Corporate Information (KHI Group)

- i. Outline of the Corporation
  1. Financial Highlights
  2. Contents of Business
  3. Subsidiaries
  4. Employees
- ii. Business and Sales
  1. Production, Order and Sales
  2. Important Contracts
  3. Summary of Business
- iii. Plant and Equipment Investment
- iv. Outline of the Company (KHI)
  1. Principal Shareholders
  2. Price Range of the Common Stock
  3. Directors
- v. Management
  1. Quarterly Consolidated Financial Statements
  2. Other Information

II. Information concerning the parent company who guarantees the Company's public offering securities

[Auditors' Report]

EXHIBIT 4

(Brief description)

The 186th Business Term Semi-Annual Business Report (from April 1, 2008 to September 30, 2008)

[Top Interview]

[Project Report]

[Financial Highlights]

- Outline of Business
  - Shipbuilding
  - Rolling Stock & Construction Machinery
  - Aerospace
  - Gas Turbines & Machinery
  - Plant & Infrastructure Engineering
  - Consumer Products & Machinery
  - Other
- Quarterly Consolidated Financial Statements ended September 30, 2008
- Quarterly Non-Consolidated Financial Statements ended September 30, 2008

[Corporate Data]

Date of Incorporated
Paid-in Capital
Number of Employees
Head Office
Number of Shares Issued
Number of Shareholders
Major Shareholders

News Releases

Announcement regarding Agreement of Alliance with respect to Wheel Loader Business

Tokyo, October 31, 2008 — Kawasaki Heavy Industries, Ltd. (Kawasaki), Hitachi Construction Machinery Co., Ltd.(Hitach and TCM Corporation (TCM) announced that the three companies have reached an agreement to form an alliance with respec their wheel loader businesses, consisting of joint research and development and a spin-off of Kawasaki's wheel loader operati and Hitachi's investment in the newly created Kawasaki subsidiary.

1. Summary of Business Alliance

(1) In anticipation of the next emission control regulations (Tier 4) to take effect in 2011, the three companies will combine th respective technologies and know-how and jointly conduct research and development of new models of wheel loaders that comply with the emission control regulations. An arrangement will be made so that the three companies will have divided manufacturing responsibilities and will supply to one another such jointly-developed products. These measures are aimed strengthening the competitiveness of their wheel loader businesses.

(2) Kawasaki will spin off its wheel loader operation to establish a wholly-owned subsidiary on or about April 1, 2009.

(3) Hitachi will make a capital investment in the new company, which investment is projected to take place during fiscal year 2009, and obtain a 34% stake by purchasing newly issued shares of the company.

(4) After 3 years from the date of its initial investment, Hitachi will have an option to acquire a majority of the interests in the company.

2. Purpose of Business Alliance

The three companies each position wheel loaders as a key product of their construction machinery businesses, and have reach this agreement of alliance to pursue further development and expansion of their wheel loader businesses in the future through cooperation amid the growing number of global alliances being formed in the construction machinery industry today.

The purpose of the alliance of the three companies is to strengthen their complementary relationship in technology developme and products, to strengthen product competitiveness and to achieve a "win-win" cooperative relationship. Specifically, the thr companies will share their respective sophisticated technologies developed in this area up to today, strongly and efficiently advance joint development of competitive wheel loaders compliant with the next emission control regulations, and establish a solid cooperative relationship through capital alliance. Following this agreement of joint research and development and capita alliance, the three companies will continue their discussions with the aim of establishing a broad alliance encompassing areas as joint material procurement and dividing manufacturing operations and responsibilities for products (and supplying one anot through reciprocal OEM arrangements).

3. Overview of Each Company

Kawasaki entered the construction machinery business in 1960, and, for over 40 years since the manufacture and sale of its fir wheel loaders in 1962, has manufactured numerous construction machineries that meet the needs of its customers by utilizing broad range of its technologies as a comprehensive manufacturer of industrial products. Hitachi has always led the advanceme of cutting-edge technologies in the industry since putting out the first power shovel purely made of domestic technology in 19

and has been growing as a total construction machinery manufacturer that can offer comprehensive solutions to its customers. TCM manufactured the first domestically-made forklift in 1949 and the first domestically-made wheel loader in 1963, and has since then expanded its business as a total logistics system manufacturer with its core unique technologies in both software and hardware. TCM is a 50.1% owned subsidiary of Hitachi.

Name of Company	Kawasaki Heavy Industries, Ltd.	Hitachi Construction Machinery Co., Ltd.	TCM Corporation
Date of foundation	October 15, 1896	October 1, 1970	February 17, 1949
Location of head office	Chuo-ku, Kobe, Hyogo	Bunkyo-ku, Tokyo	Minato-ku, Tokyo
Representative	Tadaharu Ohashi, President	Michijiro Kikawa, President	Hideo Arahata, President
Capital (Mar. 2008)	JPY 104.3 billion	JPY 81.5 billion	JPY 9.7 billion
Sales (Mar. 2008 consolidated)	JPY 1,501 billion	JPY 940.5 billion	JPY 135 billion
Number of employees (Mar. 2008 consolidated)	30,563	16,117	2,669

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News Releases

Kawasaki's Construction Machinery Division to Become a Subsidia under Joint R&D Project

Tokyo, October 31, 2008 — Kawasaki Heavy Industries, Ltd. (KHI) announced today that it will separate its construction machinery business as a wholly-owned subsidiary based on a decision made at the Board meeting held today. The Board also decided today to form a business and capital alliance with Hitachi Construction Machinery Co., Ltd. and TCM Corporation fo joint research and development of wheel loaders.

Since this corporate separation is a summary absorption-type demerger in which the successor company will become KHI's wholly owned subsidiary, some disclosure items and details have been omitted.

1. Overview of Joint R&D and Capital Alliance
KHI, Hitachi and TCM have agreed to engage in joint research and development of new wheel loader models that will meet tl new emissions standard going into effect in 2011. In order to facilitate this business alliance, KHI will establish a new construction machinery subsidiary through corporate reorganization procedures as described below. The new company will th become a joint venture with Hitachi.

For more information about the capital alliance, please see Kawasaki's *Announcement regarding Agreement of Alliance with respect to Wheel Loader Business.*

2. Reorganization of the Construction Machinery Division
KHI will undergo a corporate reorganization focused on the separation of its Construction Machinery Division. KHI will prov the new company with technological and financial support while making efforts to enhance the corporate value of the entire Kawasaki Group.

(1) The Construction Machinery Division's wheel loader operations will be separated and transferred to a new wholly-owned subsidiary of KHI.

(2) Domestic construction machinery sales and services operations of KHI's subsidiary, Kawasaki Machine Systems, Ltd., as as its shares will be transferred to a new sales subsidiary. Its shares will then be transferred to the new company mentionec (1) in order to establish an integrated structure for production and sales of construction machinery.

3. Outline of Corporate Separation
(1) Schedule

January 2009	A new construction machinery company (trade name TBD) will be established and a corporate separation agreement signed with KHI.
April 2009	Operations will be separated and taken over by the new company.

Note: Pursuant to Article 784-3 of the Japanese Companies Act, Kawasaki will implement the corporate reorganization

without the approval of its shareholders since it is a summary absorption-type demerger.

(2) Procedures and share allocation

KHI will split its operations and the new construction machinery company will take over part of the business (separation b absorption).

KHI will acquire all shares to be issued by the new company.

(3) Change in capital as a result of corporate separation

Since KHI will acquire all shares to be issued by the new company, which will become its wholly-owned subsidiary, there be no change in Kawasaki's capital.

(4) Share warrants and bonds with warrants

KHI does not issue share warrants.

There will be no change related to the handling of bonds with warrants.

(5) Rights and obligations to be transferred to the new company

The new company will take over all rights and obligations relating to design, production and sale of wheel loaders and rel construction machinery conducted by KHI's Construction Machinery Division.

(6) Default risk

KHI and the new company do not foresee any problems arising with regard to performance of their debt obligations after t corporate separation goes into effect.

4. Summary of Parties Involved in the Separation (as of September 30, 2008)

	Partitioning Company	Successor Company
(1) Trade name	Kawasaki Heavy Industries, Ltd.	TBD
(2) Business operations	Production and sale of rolling stock, civil engineering and construction machinery, aircraft, jet engines, general-purpose gas turbines, engines, industrial plants and machinery, steel structures, motorcycles, ATVs (all terrain vehicles), industrial robots, etc.	Design, production and sale wheel loaders and other construction machinery.
(3) Date of incorporation	October 15, 1896	January 5, 2009 (scheduled)
(4) Location of head office	1-3, Higashikawasaki-cho 1-chome, Chuo-ku, Kobe, Hyogo Prefecture, Japan	2680 Oka, Inami-cho, Kako gun, Hyogo Prefecture, Japa (current location of Kawasa Banshu Works)
(5) Representative	Tadaharu Ohashi, President	TBD
(6) Capital	¥104.3 billion	TBD
(7) Total number of shares issued	1,669,629	TBD
(8) Net assets	¥313.6 billion (consolidated basis)	TBD
(9) Total assets	¥1,360.8 billion (consolidated basis)	TBD
(10) Date of settlement	March 31	March 31
(11) Major	1. Japan Trustee Services Bank, Ltd. (trust account): 3.46% 2. Mizuho Bank, Ltd.: 3.44%	Kawasaki Heavy Industries, Ltd.: 100% (planned)

shareholders and voting rights ratios	3. JEF Steel Corporation: 3.36% 4. Nippon Life Insurance Company: 3.23% 5. The Master Trust Bank of Japan, Ltd. (trust account): 3.12%	

5. Operations to Be Separated

(1) Operations of the division to be separated

Design, production and sale of wheel loaders and other construction machinery

(2) Financial performance of the division to be separated (on a consolidated basis for fiscal year ended March 31, 2008)

	Division to be separated (a)	Kawasaki Heavy Industries, Ltd. (b)	Ratio (a/b)
Sales	¥46.0 billion	¥1,501.1 billion	3.06%

(3) Assets of the division to be separated (on a consolidated basis for fiscal year ended March 31, 2008)

	Book value		Book value
Total assets	¥30.0 billion	Total liabilities	¥25.6 billion

6. Effects of Separation

(1) The corporate separation will not result in any changes in KHI's trade name, lines of business, head office location, representative or representative's title, share capital, or date of settlement.

(2) Outlook

The corporate separation will not affect KHI's consolidated financial results.

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KAWASAKI HEAVY INDUSTRIES, LTD.

END